Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

December 18, 2020

The Secretary

National Stock Exchange of India Ltd.

BSE Ltd.

New York Stock Exchange Inc.

NSE IFSC Ltd.

Dear Sir/Madam,

Sub:     Allotment of Equity Shares on exercise of ESOP

This is to inform you that the Nomination, Governance and Compensation Committee of the Board of Directors of the Company has allotted 13,119 equity shares of Rs.5/- each of the Company, fully paid up, on December 18, 2020 to Employees on exercise of their Stock Options as per the following details:

a)	12,872 equity shares of Rs. 5/- each pursuant to Dr. Reddy's Employees Stock Option Scheme, 2002.

b)	247 equity shares of Rs. 5/- each underlying 247 ADRs pursuant to Dr. Reddy's Employees ADR Stock Option Scheme, 2007.

Further, please find enclosed the details as required under Regulation 10(c) of SEBI (Share Based Employee Benefits) Regulation, 2014.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: as above

Details under Regulation 10(c) of SEBI (Share Based Employee Benefits) Regulation, 2014

1	Company name and address of Registered Office: Dr. Reddy's Laboratories Limited 8-2-337, Road No.3, Banjara Hills, Hyderabad – 500034
2	Name of the Stock Exchanges on which the company’s shares are listed: BSE Ltd. National Stock Exchange of India Limited New York Stock Exchange Inc. (ADRs) NSE IFSC Limited
3

Filing date of the statement referred in Regulation 10(b) of the SEBI (Share Based Employee Benefits) Regulations, 2014 with Stock Exchange:

The Schemes were institutionalised under the erstwhile SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and appropriate details under Schedule V were filed. The Schemes complies with provisions of SEBI (Share Based Employee Benefits) Regulation, 2014.

4	Filing Number, if any : NA
5	Title of the Scheme pursuant to which shares are issued, if any: Dr. Reddy’s Employees Stock Options Scheme, 2002 and Dr. Reddy’s Employees ADR Stock Options Scheme, 2007
6	Kind of security to be listed: Equity Shares
7	Par value of the shares: Rs. 5/-
8	Date of issue of shares: December 18, 2020 (Date of allotment on exercise)
9	Number of shares issued: 13,119
10	Share Certificate No., if applicable: NA
11	Distinctive number of the share, if applicable : 171362502 to 171375620
12	ISIN Number of the shares if issued in Demat : INE089A01023
13	Exercise price per share: 13,119 equity shares exercised at Rs. 5/- per share
14	Premium per share: NIL
15	Total Issued shares after this issue : 166,298,316 (*)
16	Total Issued share capital after this issue : Rs. 831,491,580/-
17	Details of any lock-in on the shares : NA
18	Date of expiry of lock-in: NA
19	Whether shares identical in all respects to existing shares if not, when will they become identical?: Yes, the shares rank pari passu with the existing shares
20	Details of listing fees, if payable : NA

(*) Total paid up capital after this issue: 166,298,116 i.e. Rs. 831,490,580 (difference of 200 due to forfeited shares of Rs. 5/- each in September 1988 due to non-payment of allotment money.)